Exhibit 12.1

	Endologix, Inc.
	Computation of Ratios of Earnings to Fixed Charges
	(in thousands)
	Twelve Months Ended	Fiscal Years Ended December 31,
	31-Dec-13	2012	2011	2010	2009	2008
EARNINGS:
Loss before income taxes	($16,078)	($35,243)	($28,816)	($4,384)	($2,413)	($11,992)
Plus: Fixed charges (see below)	$321	$7	$32	$16	$192	$106
Total earnings/(loss) to cover fixed charges	($15,757)	($35,236)	($28,784)	($4,368)	($2,221)	($11,886)

FIXED CHARGES:
Interest expense	$321	$7	$32	$16	$192	$106
Interest portion of rental expense	$0	$0	$0	$0	$0	$0
Total Fixed charges	$321	$7	$32	$16	$192	$106
Preferred stock dividends	$0	$0	$0	$0	$0	$0
Combined fixed charges and preferred stock dividends	$321	$7	$32	$16	$192	$106

RATIO OF EARNINGS TO FIXED CHARGES	--	--	--	--	--	--
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	--	--	--	--	--	--

DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES	($16,078)	($35,243)	($28,816)	($4,384)	($2,413)	($11,992)

DEFICIENCY OF EARNINGS TO COVER COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	($16,078)	($35,243)	($28,816)	($4,384)	($2,413)	($11,992)